Exhibit 4. 19

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

THIS AMENDMENT AGREEMENT is made the 28th day April 2004

BETWEEN:

1.	XENOVA BIOMEDIX LIMITED (formerly KS Biomedix Limited) a company incorporated in England (Registration Number 2468053) whose registered office is at 957 Buckingham Avenue, Slough, Berks, SL1 4NL (“KSB”); and

2.	NYCOMED DANMARK ApS (formerly registered as Nycomed Danmark A/S) a company incorporated in Denmark (Registration Number 16406899) whose principal place of business is at Langebjerg 1, 4000 Roskilde, Denmark (“Nycomed”);

WHEREAS

A.	By an agreement dated 17 September 2002, KSB granted to Nycomed the exclusive right to market, distribute and sell a pharmaceutical product for use in the therapy of brain cancers, in certain territories (“the Licence Agreement”).

B.	Nycomed re-registered as Nycomed Danmark ApS with effect from 17 December 2002.

C.	By a certificate of incorporation upon change of name dated 23 December 2003 KSB effected a change of name from KS Biomedix Limited to Xenova Biomedix Limited.

D.	At the request of Nycomed, the parties have re-negotiated certain terms of the Licence Agreement and agreed to amend the Licence Agreement upon the terms contained in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

In this Agreement, unless the context otherwise requires, words and phrases defined in clause 1 of the Licence Agreement shall bear the same meanings and the provisions of clause 1.2 of the Licence Agreement shall apply in all respects to the terms of this Agreement.

2.	CHANGES OF NAME

2.1	It is confirmed and acknowledged that:

2.1.1	by a re-registration effective from 17 December 2002, Nycomed Danmark A/S was re-registered as Nycomed Danmark ApS;

2.1.2	by a certificate of incorporation issued upon change of name dated 23 December 2003, KSB effected a change of name to Xenova Biomedix Limited; and

2.1.3	notwithstanding such changes of name and re-registration, the Licence Agreement continues in full force and effect between the parties thereto.

3.	AMENDMENTS

3.1	KSB and Nycomed have, at the request of Nycomed, agreed certain amendments to the Licence Agreement to the effect that:

3.1.1	KSB will release Nycomed from its obligations in respect of the preparation of an application for a Marketing Authorisation and in respect of pharmacovigilance obligations pre the grant of a Marketing Authorisation;

3.1.2	KSB will release Nycomed from its obligations in connection with the performance of Nycomed Clinical Trials;

3.1.3	the milestone payment due under clause 12.1.2 of the Licence Agreement shall be adjusted by reference to the actual Filing Date such that it will be payable as follows;

“12.1.2 within 5 Business Days of the Filing Date of the First Indication product:

(a)	if the Filing Date occurs on or before December 31, 2006, the sum of US$ * US dollars); or

(b)	if the Filing Date occurs after December 31, 2006, but before December 31, 2007, the sum of US$ * US dollars); or

(c)	if the Filing Date occurs after December 31, 2007, the sum of US$ * US dollars)”

:and

3.1.4	the sum of US$ * payable under clause 16.1 of the Agreement shall be deleted,

and have agreed further amendments to the Licence Agreement consequential to such amendments.

3.2	KSB and Nycomed agree that for all purposes, with effect from the date hereof, the Licence Agreement shall be amended in the manner shown in the form of the licence agreement (excluding the Schedules) attached hereto.

3.3	It is confirmed and acknowledged that no amendments have been made to the schedules to the Licence Agreement.

3.4	Save as expressly provided by this Agreement and as shown on the form of Licence Agreement attached hereto, the Licence Agreement shall continue in full force and effect in accordance with its terms in all respects.

4.	GENERAL

4.1	For the avoidance of doubt, this Amendment Agreement constitutes an amendment to the Licence Agreement in accordance with the terms of the Licence Agreement and for all purposes with effect from the date hereof, the Licence Agreement shall be in the form attached hereto.

4.2	Insofar as may be required to give effect to the terms of this Amendment Agreement the provisions of clauses 25, 28 and 29 of the Licence Agreement shall apply to the terms of this Amendment Agreement as is expressly repeated herein.

IN WITNESS WHEREOF the Parties hereto have executed this Amendment Agreement on the date above written.

Signed by

/s/ D. A. Oxlade
duly authorised for and on behalf of Xenova Biomedix Limited

Signed by

/s/ Bent Koaersgaard
duly authorised for and on behalf of Nycomed Danmark ApS

SCHEDULE 1

THE AMENDED LICENCE AGREEMENT

DATED 17 September 2002

XENOVA BIOMEDIX LIMITED

- and -

NYCOMED DANMARK ApS

LICENCE AGREEMENT

THIS AGREEMENT is made as of the 17th day of September 2002

BETWEEN:

1.	XENOVA BIOMEDIX LIMITED (formerly known as KS Biomedix Limited) a company incorporated in England (Registration Number 2468053) whose registered office is at 957 Buckingham Avenue, Slough, Berks, SLl 4NL (“KSB”); and

2.	NYCOMED DANMARK ApS (formerly registered as Nycomed Danmark A/S) a company incorporated in Denmark (Registration Number 16406899) whose principal place of business is at Langebjerg 1, 4000 Roskilde, Denmark (“Nycomed”);

WHEREAS

A.	KSB has in development a pharmaceutical product for use in the therapy of brain cancers.

B.	KSB wishes to grant to Nycomed, and Nycomed wishes to accept, the exclusive right to market, distribute and sell such products in certain territories (as defined below) upon the terms contained in this agreement.

C.	KSB and Nycomed have agreed to collaborate in the further development of such products as may be required to obtain Marketing Authorisations for such products in the European Union.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

In this Agreement, unless the context otherwise requires:

“Affiliate”	means in relation to either party any person who directly or indirectly controls, is controlled by or is under common control with that party. A person shall be regarded as in control of another person if it owns directly or indirectly more than 50% (fifty per cent) of the voting stock or other ownership or income interest of the other person or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of any other person by any means whatsoever. Notwithstanding the foregoing, Oy Leiras Finland AB, owned as to 24.9% by a wholly owned subsidiary of Nycomed shall be deemed an Affiliate of Nycomed;

“Agreed Indication Product”	means the Third Indication Product (if and when agreed by the Parties under Clause 16) and any Other Indication Product in respect of which the parties have agreed terms under Clause 17, for the development and exploitation of a Product under the terms of this Agreement;

“Budget”	means the budget for costs to be incurred in the performance of the Development Plan and “Budget Costs” means the total of such budgeted costs for the performance of such Development Plan;

“Business Day”	means a day other than a Saturday, Sunday, Bank Holiday or other public holiday in Denmark or England;

“Centralized Procedure”	means the procedure for the authorization and supervision of medicinal products for human use set forth in Council Regulation (EEC) No. 2309/93 (the “Regulation”);

“Clinical Trials”	means planned experiments which involve subjects or patients and are designed to elucidate the most appropriate treatment of future patients with a given medical condition. A clinical trial uses results based on a limited sample of patients to make inferences about how treatment should be conducted in the general population of patients who require treatment in the future;

“CMC Data”	means those data required by Part 2 of the Annex to Directive 2001/83/EC including the qualitative and quantitative particulars of the constituents, the description of the manufacturing method and the controls and tests carried out at all relevant stages of the manufacturing process;

“Costs”	means the total aggregate per patient costs (internal and external) incurred in effecting a Phase III Study pursuant to a Development Plan in respect of a Product, calculated at the EU Patient Cost Rate;

“Development Committee”	means a committee composed of an equal number of representatives of each Party, for the purposes of agreeing and overseeing a Development Plan;

“Development Plan”	means a product and clinical development plan which shall contain;

(a) a detailed description of the activities and time lines to be performed to obtain a Marketing Authorisation for the Product; and

(b) a strategy for planning and conducting Clinical Trials needed to be performed to obtain registration and a Marketing Authorisation for the Product in the EU. The Development Plan describes the compliance to international guidelines for the indication/product type in question and the trial phases; “human pharmacology” (“Phase I”), therapeutic exploratory” (“Phase II”) and “therapeutic confirmatory” (“Phase III”) with concrete trial designs. The Development Plan explains nature, scope, time and costs of the Clinical Trials in respect of the Product. The Development Plan shall aim at supporting the efficacy, quality and safety claims of major scientific and commercial interest to the market. The Development Plan shall also contain a detailed description of activities and timelines to be performed to obtain a Marketing Authorisation for the Product;

“Dossier”	means the master regulatory dossier relating to a Product prepared by an independent third party on behalf of KSB, in accordance with the reasonable requirements of Nycomed, as notified to the Development Committee, in accordance with the terms of clause 4.2, in connection with obtaining a Marketing Authorisation for such Product in the EU, including relevant Product Data, preclinical data, CMC Data and Scientific Documentation;

“Dossier Delivery Date”	means the date upon which the parties shall determine in accordance with Clause 5.1 that KSB is in possession of all Product Data reasonably required to enable a Dossier to be compiled and submitted to the EMEA for the First Indication Product;

“Effective Date”	means the date of this Agreement;

“EMEA”	means the European Agency for the Evaluation of Medicinal Products located at 7 Westferry Circus, Canary Wharf, London E14 41-113, U.K. and where and if applicable the European Commission, the Council of the European Union and the Committee of Proprietary Medicinal Products;

“EU”	means the member states from time to time of the European Union and Switzerland and Norway;

“EU Patient Cost Rate”	means the average cost per patient in respect of patients in the EU in a Phase III Study effected in respect of a Product under a Development Plan;

“Filing Date”	means in respect of each Product, the date upon which a Dossier for such Product shall first be submitted by Nycomed in support of an application for Marketing Authorisation to the EMEA under the Centralized Procedure;

“First Development Plan”	means the Development Plan relating to the First Indication Product;

“First Indication”	means recurrent and/or progressive malignant brain neoplasms;

“Force Majeure”	means in relation to either party any circumstances beyond the reasonable control of that party and caused by factors external to that party, including without limitation any strike, lock-out, or other form of industrial action, act of God, war, riot, accident, fire, flood, explosion or government action;

“Group”	means in relation to either party that party and all of its Affiliates for the time being and a “member” of a party’s Group shall mean such party and any such Affiliate;

“Indications”	means the First Indication, the Second Indication and any Agreed Indications;

“Indications Committee”	means a committee composed of an equal number of representatives of each Party, for the purposes of Clause 16 and otherwise in respect of any Market Research;

“Intellectual Property”	means all Patents, claims in Patents, trademarks and trade names, service marks, registered designs, applications for any of the foregoing and the right to apply for any of the foregoing in any part of the world, copyright, design right, inventions, confidential information (including Know-how) and any other similar right situated in any country in the world;

“Know-how”	means all information not in the public domain of whatsoever nature, including ideas, discoveries, inventions, data, formulae, techniques, procedures for experiments and tests, designs, sketches, records, biological materials and confidential analyses and interpretations of information which is in the public domain;

“KSB Trademark”	means the trademark “TransMlD” which as at the Effective Date is the subject of an application for a Community Trademark under application number 002544492 and registered as a trademark in the United Kingdom and Switzerland, in connection with the Product;

“Launch Date”	means whichever is the earlier of either the date of Commercial Launch by Nycomed of a Product in a Major EU or at least two EU Countries after all necessary Marketing Authorisations shall have been obtained and for this purpose “Commercial Launch” shall mean a launch supported by such marketing expense and support and in such Product quantities as may reasonably be appropriate to establish the Product in such Major EU Country or in at least two EU countries;

and for the purposes of this definition, “Major EU Country” shall mean Germany, United Kingdom or France;

“LIBOR”	means the rate per annum (rounded upwards if necessary to the next higher 1/100th of 1%) which is the average of the interbank offered rates for EURO and US Dollar deposits in the London interbank Euro Dollar Market for a period of one week as reported in the Financial Times newspaper in its “Money Rates” column on the relevant date or if the Financial Times does not publish such rate for any reason, such rate as is quoted by Reuters at 10.00 am (London time) on such date or (if the relevant date is not a Business Day) on the first Business Day following the relevant date;

“Market Potential”	means an estimation by an independent market research organisation based on its Market Research of the commercial potential for a Product in the Territory taking into consideration number of patients suffering from a disease relevant to such indication and who would be likely to be treated with the Product for that disease, including issues such as hospital policies, concurrent symptoms and typical overall health condition of a patient suffering from the relevant disease, availability of alternative treatments, ethical considerations, surgeons perception of the effect and relevance of the Product on the disease of the specific patient and the probable local price of the Product;

“Market Research”	means market research conducted by an independent market research organisation (in connection with the Third Indication, identified and agreed by the Indications Committee) and based on interviews with an adequate number of neurosurgeons or other experts deemed of relevance in various countries;

“Marketing Authorisation”	means approval/license for a Product issued by the competent authorities in the Territory or part of the Territory, being a national or supra national (EMEA for the EU) as appropriate;

“Mode of Action”	means the mechanism by which a Product is understood to work using a biologic targeting mechanism to deliver toxin to diseased cells;

“Net Sales”	means all monies invoiced by Nycomed or its Affiliates or any Sub-licensee in respect of the sale by Nycomed, its Affiliate or any Sub-licensee of Products to an independent third party on arms length terms less the following items to the extent that they are actually paid or allowed and specified on the invoice or actually included in the invoice price:

(i) normal discounts actually granted (including for the avoidance of doubt reimbursement to a customer of promotional costs);

(ii) credit actually allowed for Products returned or not accepted by customers;

(iii) packaging, transportation and prepaid insurance charges on shipments or deliveries to customers; and

(iv) sales or value added taxes actually incurred and paid by Nycomed, its Affiliates or any Sub-licensee in connection with the sale or delivery of Products to customers;

Provided That:

(a)     there shall be substituted for the price calculated as above in the calculation of Net Sales where Products are sold otherwise than on arm’s length terms, but are subsequently sold on arm’s length terms, the price charged under the first such arm’s length sale, calculated as above;

(b) Products reasonably supplied as samples shall not be treated as being disposed of on a commercial basis and shall be ignored for the purpose of calculating Net Sales;

“Nycomed Clinical Trials”	means such Phase III Clinical Trials in respect of a Product as may be effected by Nycomed in the Territory at the request of KSB, prior to grant of a Marketing Authorisation in respect of such Product, upon the terms of Clause 4.3.3;

“Nycomed Trademark”	means any trademark or name or logo proprietary to Nycomed used on products marketed by Nycomed (in addition to any mark, logo or name specifically identifying the Product) to identify Nycomed as the holder of a Marketing Authorisation for such product;

“Orphan Medicine Status”	means the designation number EMEA-H-MC-3433-02, dated 19th March 2002 of the Product as an orphan medicine by the Committee for Orphan Medicinal Products in accordance with Article 5 of Regulation (EC) No 141/2000 of the European Parliament and of the Council of 16 December 1999 on orphan medicinal products;

“Other Indications”	means any indication for a Product in the field of the therapy of brain cancer excluding only the First Indication, the Second Indication and the Third Indication;

“Part Trial Review Date”	means the date of completion of the Part Trial Review, being an analysis of the relevant number of patients in the first Phase III Study effected by the independent safety and monitoring board established under the First Development Plan, such analysis and such number of patients to be such as may be necessary to give an indication of the likely success of the first Phase III Study, as agreed in the First Development Plan;

“Patents”	means all patents or letters patent, claims in any patent and applications for the same and the right to apply for the same in any part of the world including, all reissues, extensions, substitutions, confirmations, registrations, revalidations, additions, continuations in part and divisions thereof and any SPCs;

“Pharmacovigilance”	means the establishment and maintenance of a system to ensure (i) that information about all suspected adverse reactions regarding the Product is collected, evaluated and collated so that it may be accessed at one single point within the EU; (ii) the preparation for submission to the Agency and competent authorities of the Member States of the reports referred to in Council Regulation (EEC) No.2309/93; and (iii) that any request from the Agency and competent authorities for the provision of any necessary additional information is answered fully and promptly;

“Phase III Study”	therapeutic confirmatory Clinical Trials effected for the purpose of obtaining Marketing Authorisation in the EU for a Product in an Indication;

“Price & Reimbursement Approvals”	means approval or listing on official price lists, reimbursement schedules or hospital recommendation lists as appropriate for the individual markets;

“Product”	means any product developed from single point mutated diphtheria toxin linked to human transferrin and any improvements or line extensions of any such products developed by KSB or any KSB Affiliate for use in (i) the First Indication; or (ii) the Second Indication; or (iii) an Agreed Indication;

“Product Data”	means all data (single data, reports, analyses etc.), documentation or correspondence obtained in the use of or in connection with the Product in pre-clinical trials or in clinical trials, (such as pharmacokinetics, metabolism, pharmacodynamics, dose response, safety, efficacy and other pharmacological data) and all Know-how in respect of the same including Scientific Documentation, in written or electronic format;

“Product Patent”	means any Patent of KSB, its Affiliates or its licensors, existing in any part of the Territory, claiming all or any part of a Product or any process related to a Product where a licence to such Patent is required for the marketing of a Product in the Territory;

“Quarter”	means each three calendar-month period in any year of the Term ending on 31st March, 30th June, 30th September and 31st December in each year and “Quarterly” has a corresponding meaning;

“Regulatory Authority”	means the EMEA and any other body with responsibility for granting Marketing Authorisations in any part of the Territory;

“Royalties”	means the royalties payable to KSB in accordance with Clauses 12 and 13;

“Royalty Term”	means in respect of each Product and each country in the Territory the period from the Effective Date to whichever shall be the later of:

(a) the expiry of a period of 10 years from the Launch Date of such Product in such country or in respect of the member states of the EU, from the Launch Date of such Product in the EU; and

(b) the date of expiry of the Orphan Medicine Status applicable to such Product; and

(c) the date of expiry of any Product Patent in respect of such Product;

“Scientific Documentation”	means documentation/data (registration documents and CtX documents) filed with any Regulatory Authority in the Territory with the purpose of obtaining Marketing Authorisation or permission to undertake Clinical Trials in the Territory. The documentation includes CMC Data and Product Data, including investigator brochure;

“Second Development Plan”	means the Development Plan relating to the Second Indication;

“Second Indication”	means newly diagnosed malignant brain neoplasms;

“SPC”	means in relation to any Product a Supplementary Protection Certificate for medicinal products and their equivalents provided under Council Regulation (EEC) No. 1768/92 of 18th June 1992 or analogous extensions of Patent protection in any jurisdiction;

“Sub-licence”	means any sublicense agreement entered into by Nycomed (or any Affiliate of Nycomed) and a Sub-licensee (except for Affiliates), pursuant to which Nycomed (or such Nycomed Affiliate) grants such Sub-licensee rights to market, distribute and sell Product in a part of the Territory;

“Sub-licensee”	means any person (including distributors but excluding for the avoidance of doubt any Nycomed Affiliates) to whom Nycomed has, directly or indirectly granted rights to market, distribute or sell Product in any part of the Territory;

“Supply Agreement”	means the supply agreement between the Parties to be entered into in accordance with Clause 8;

“Technical Agreement”	means an agreement specifying details concerning quality issues and product delivery as set out in the Schedule to the Supply Agreement;

“Term”	means the term of the exclusive license granted to Nycomed to market, distribute and sell Product, as defined in Clause 18.1;

“Territory”	means the countries from time to time of the European Union and Iceland and CIS and the Baltic States of Estonia, Latvia and Lithuania, Poland, Hungary, Romania, Bulgaria, the Czech Republik and Slovakia;

“Third Development Plan”	means the Development Plan relating to the Third Indication;

“Third Indication”	means brain metastases in patients, relevant cancer types to be defined;

“Trademarks”	means the trade names and marks (both registered and unregistered) selected by Nycomed in respect of any Product in the Territory and notified to KSB under the terms of Clause 10.2;

“Year”	means a calendar year commencing 1 January.

1.1	In this Agreement unless the context otherwise requires:

1.1.1	references to “this Agreement” shall mean this Agreement and any and all Schedules to it as may be varied from time to time in accordance with its provisions;

1.1.2	unless the context otherwise requires, all references to a particular Clause, Schedule or paragraph shall be a reference to that Clause, Schedule or paragraph in this Agreement;

1.1.3	words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa;

1.1.4	headings are for convenience only and shall be ignored in interpreting this Agreement;

1.1.5	unless the contrary intention appears words denoting persons shall include any individual, partnership, company, corporation, joint venture, trust, association, organisation or other entity, in each case whether or not having separate legal personality;

1.1.6	the words “include” or “including” are to be construed without limitation to the generality of the preceding words;

1.1.7	references to a statute include any statutory modification, extension or re-enactment of that statute; and

1.1.8	any reference to “writing” or any cognate expression includes a reference to any communication effected by facsimile transmission, electronic mail or similar means.

2.	DEVELOPMENT PLAN: FIRST INDICATION PRODUCT

2.1	The Parties shall as soon as reasonably practicable following the Effective Date, consult and collaborate in the determination of the First Development Plan (which shall include a Clinical Trial program together with a timetable for all required actions for the completion of the Dossier, the anticipated Filing Date for the First Indication Product and the Budget for the Costs and other costs to be incurred in the Phase III Study in respect of the First Indication Product). Each of Nycomed and KSB shall use best endeavours to agree the First Development Plan.

2.2	KSB undertakes to effect the First Development Plan in accordance with Clause 4.

2.3	Intentionally omitted.

2.4	Intentionally omitted.

2.5	Nycomed shall contribute to the Costs incurred in the First Development Plan and shall pay * of the Costs subject to a maximum Nycomed contribution of US * . Nycomed’s contribution shall be paid in the following installments:

2.5.1	at the inclusion of the first patient in the Phase III Study Nycomed shall pay US$ * ; ;and

2.5.2	Nycomed shall pay US$ * on the Part Trial Review Date provided that Nycomed shall not be under an obligation to effect such payment if within a period of two months of the due date, Nycomed shall have served notice of termination under Clause 18.3; and.

2.5.3	on the Dossier Delivery Date Nycomed shall pay US$ * ; and

2.5.4	upon the Launch Date of the First Indication Product Nycomed shall pay the remaining amount payable, up to a maximum, of whichever shall be the lower of * of the Costs and US$ * .

3.	DEVELOPMENT PLAN: SECOND INDICATION PRODUCT

3.1	The parties shall as soon as reasonably practicable following the Effective Date, consult and collaborate in the determination of the Second Development Plan (which shall include a Clinical Trial program together with a timetable for all required actions for the completion of the Dossier, the anticipated Filing Date for the Second Indication Product and the Budget for the Costs and other costs to be incurred in the Phase III Study in respect of the Second Indication Product). Each of Nycomed and KSB shall use best endeavours to agree the Second Development Plan.

3.2	KSB undertakes to effect the Second Development Plan in accordance with Clause 4.

3.3	The Budget for the Second Development Plan shall be as set out therein.

3.4	The costs incurred in the Second Development Plan shall be borne by KSB provided that Nycomed shall pay * of the Costs, such contribution to be paid at Quarterly intervals during the Phase III Study in respect of the Costs incurred in the preceding Quarter.

3.5	It is acknowledged that the Phase III Study in respect of the Second Development Plan shall not commence until after the Dossier Delivery Date and neither party shall be obliged to incur any cost in such Phase III Study concerning the Second Indication, unless the Dossier Delivery Date has been achieved.

4.	DEVELOPMENT PLAN: GENERAL

4.1	The parties shall establish a Development Committee to oversee the implementation of the Development Plan for the relevant Product. Until the Development Plan has been implemented in full, the Development Committee shall meet frequently upon the reasonable request of either Party and shall liaise by telephone, fax, post and e-mail regularly. Where possible all issues relating to a Development Plan shall be presented to the Development Committee by the project managers and resolved by the Development Committee, but if the representatives are unable to resolve any issue it shall be referred to the chief executive officers of the Parties under Clause 28.

4.2	It is intended that in respect of each Development Plan:

4.2.1	KSB shall perform the Phase III Study; and

4.2.2	Intentionally omitted.

4.2.3	KSB shall collate all Product Data reasonably required in connection with the Dossier; and

4.2.4	KSB shall use all reasonable endeavours to compile the Dossier for submission of an application for Marketing Authorisation in the EU and shall appoint (with the prior approval of Nycomed, such approval not to be unreasonably withheld or delayed) a third party consultant to compile the Dossier (on KSB’s behalf and at its expense) in such manner as may be determined by the Development Committee and in accordance with the reasonable requirements of Nycomed to ensure that the Dossier is in a form compatible with the Nycomed internal systems in respect of products where Nycomed is the Marketing Authorisation holder, as notified to the Development Committee from time to time.

4.3	The tasks concerning the Phase III Study in respect of a Development Plan shall be divided as follows:

4.3.1	Obligations of both Parties: The Parties shall collaborate and use best endeavours to agree:

(a)	the Development Plan; and

(b)	any major steps in the Development Plan, including initiation or termination of any Clinical Trials; and

(c)	the adequacy quality and content of Product Data and the extent to which the Product Data is sufficient and appropriate for the filing of a Dossier which is reasonably anticipated to be capable of obtaining a Marketing Authorisation for the Product in the EU; and

(d)	the appointment of a third party consultant and the form and manner in which the Dossier shall be compiled.

4.3.2	KSB’s obligations:

(a)	KSB shall copy to Nycomed during the conduct of any Development Plan as and when required by reasonable notice from Nycomed, all Scientific Documentation and Product Data necessary for the compilation of a Dossier capable of obtaining a Marketing Authorisation for the relevant Product; and

(b)	In effecting compilation of the Dossier, KSB shall take full account of the reasonable requirements of Nycomed as notified to the Development Committee and shall use all reasonable endeavours to ensure that the third party consultant effecting compilation of the Dossier, creates a Dossier in a form compatible with the Nycomed systems where Nycomed is the Marketing Authorisation holder for a product; and

(c)	In respect of all Clinical Trials and Product Data effected or created by KSB in a Development Plan KSB undertakes that the same will be performed in a competent and professional manner, consistent with the current state of clinical research and good clinical practices acceptable to the EMEA and in particular in strict accordance with:

(i)	all applicable statutes, rules and regulations including, the Declaration of Helsinki; and

(ii)	any protocol for a Clinical Trial;

(iii)	the requirements of any applicable independent ethics committee; and

(iv)	such other procedures required to satisfy standards or requirements of the EMEA or any other regulatory authority as may be specified in the relevant Development Plan.

(d)	KSB shall notify Nycomed from time to time of all requirements applicable outside the EU in connection with the conduct of Clinical Trials in so far as KSB may require Nycomed to comply with such requirements in the conduct of any Nycomed Clinical Trials and Nycomed shall not be liable in the conduct of any such Nycomed Clinical Trials in the event that it shall fail to comply with any requirements of any Regulatory Authority outside the EU, save and to the extent that such requirements shall have been notified by KSB to Nycomed in connection with the performance of any such Nycomed Clinical Trials.

4.3.3	Nycomed’s obligations:

(a)	If KSB requires N coined to effect an Nycomed Clinical Trials, the parties shall negotiate in good faith the terms (including terms as to payment) in respect thereof and Nycomed shall perform or procure the performance of any such Nycomed Clinical Trials on behalf of KSB fully in accordance with the terms of Schedule 1.

4.4	A Development Plan will not include any paediatric Clinical Trials, unless required in connection with obtaining a Marketing Authorisation for the Product in the EU.

4.5	All Product Data shall belong to KSB and Nycomed hereby assigns to KSB by way of future assignment all right title and interest in and to all Product Data. Nycomed shall throughout the Term provide copies of all Product Data to KSB or as it may direct as soon as such Product Data is generated or comes into the control of Nycomed (if any).

4.6	Notwithstanding the provisions of Clause 4.5 Nycomed shall have the right to maintain and use all Product Data as set out in Clause 19.3 only.

4.7	KSB shall supply Product for use in any Nycomed Clinical Trials free of charge.

4.8	It is acknowledged that all costs incurred or paid by Nycomed in accordance with the Budget for a Development Plan, in connection with compilation of the Dossier; and for filing with the EMEA shall be borne by KSB together with any submission fees for filing with the EMEA (“EMEA Submission Costs”) and to the extent that any of the same may be incurred by Nycomed, Nycomed shall be entitled to deduct such EMEA Submission Costs from payments made by Nycomed to KSB under Clause 12.1, 12.2 or 16.8, as applicable.

5.	MARKETING AUTHORISATIONS

5.1	KSB shall collate all Product Data deemed by the Development Committee to be required by the EMEA for the compilation of a Dossier capable of obtaining a Marketing Authorisation for the Product in the EU in respect of the relevant Indication. Upon completion of the Phase III Study and delivery of a copy of the Product Data in respect thereof, the Parties shall meet and review the adequacy quality and content of the Product Data and consider in good faith whether it is sufficient and appropriate to enable the compilation and submission of a Dossier reasonably anticipated to be capable of obtaining a Marketing Authorisation for the Product in respect of the relevant Indication in the EU. In the event that the Parties consider that the Product Data is appropriate for such Dossier, such date of determination shall be deemed the Dossier Delivery Date. KSB shall as soon as reasonably practicable after the Dossier Delivery Date procure the compilation by a third party of the Dossier in accordance with the terms of Clause 4.2 and promptly upon completion of the Dossier and verification of the Dossier by Nycomed, Nycomed shall submit the Dossier in respect of the relevant Product to the EMEA under the Centralized Procedure and shall subsequently use all reasonable endeavours to conduct the approval process in order to obtain a Marketing Authorisation for the relevant Product in the EU.

5.2	Subject to Clause 5.3.3, Nycomed shall as soon as reasonably practicable after filing of the Dossier with the EMEA under Clause 5.1, file a Dossier for the relevant Product in all other parts of the Territory and shall thereafter use reasonable endeavours to obtain Marketing Authorisations for the Products in each relevant Indication in each part of the Territory (outside the EU). Nycomed shall promptly and in any event on KSB’s written request, furnish to KSB, a copy of each Dossier as submitted to the relevant Regulatory Authorities in respect of each part of the Territory.

5.3	In respect of all parts of the Territory outside the EU;

5.3.1	the Parties shall meet and consider;

(a)	such amendments to the Dossier as may be required to procure that the Dossier complies with and satisfies the requirements of the Regulatory Authority in connection with obtaining Marketing Authorisation for the Product in such part of the Territory;

(b)	the costs of all such amendments (excluding translation costs) and all submission fees payable in respect of filing the Dossier in the Territory (“the Submission Costs”);

(c)	the costs of KSB providing technical assistance and technical information in connection with obtaining and maintaining a Marketing Authorisation for the Product in such part of the Territory (“the Data Costs”);

(d)	the other costs reasonably anticipated to be incurred by Nycomed in obtaining a Marketing Authorisation for such part of the Territory and in effecting Commercial Launch of such Product and subsequently in marketing and promoting the Product in such part of the Territory (“Marketing Costs”);

(e)	the Market Potential (assessed on the basis of Market Research or otherwise on the basis of market research publicly available) for the Product in such part of the Territory and such other factors as may be relevant in connection with assessing the commercial value to the Parties of developing and launching the Product in such part of the Territory (“Commercial Value”).

5.3.2	KSB shall be responsible for all Submission Costs and Data Costs incurred by Nycomed and Nycomed shall be entitled to deduct the Submission Costs only from Royalties subsequently payable under Clause 12.1.4. Nycomed shall be responsible for all Marketing Costs.

5.3.3	If either Party reasonably considers that the Commercial Value of the Product in such part of the Territory does not justify, in the case of KSB the Submission Costs and/or Data Costs, and, in the case of Nycomed the Marketing Costs, the Parties shall consider and agree in good faith, that such Product should not be developed further in respect of that part of the Territory and in the event of such agreement the obligations of Nycomed under Clauses 5.2 and 6.5 shall not apply to such part of the Territory, Provided That notwithstanding such agreement either party may at any time during the Royalty Term request a review of such agreement (but not more than once in any 24 month period) and upon such request the Parties will effect a review of the matters under Clause 5.3.1 and reassess any agreement under this Clause 5.3.3. In the event that notwithstanding such good faith negotiations or in the event that the Parties disagree upon any matter under Clause 5.3.1, the matter or issue in dispute shall be referred as provided in Clause 28.

5.4	Nycomed shall be the Marketing Authorisation holder in respect of all Products in each part of the Territory and shall assume all responsibilities towards the Regulatory Authorities in this respect.

5.5	Subject to Clause 5.3.3 KSB hereby undertakes to use all reasonable endeavours to provide such technical assistance and technical information as may reasonably be required by Nycomed, for the purpose of obtaining and maintaining Marketing Authorisations for any relevant Product in the EU and elsewhere in the Territory. For the avoidance of doubt, any request by the EMEA for data, in addition to data generated after agreement of the Development Plan under Clause 4, shall be dealt with by KSB at its sole cost and expense. For the avoidance of doubt phase IV studies performed by Nycomed in the Territory shall be at Nycomed’s cost and expense, provided however that KSB shall supply Nycomed with free study medication for such phase IV studies and give such scientific support as may reasonably be requested by Nycomed when planning and conducting phase IV studies in respect of the Product.

5.6	The Dossiers shall remain the sole property of KSB and Nycomed hereby assigns by way of future assignment any rights in or to any amendments or modifications to, or translations of, the Dossiers which it may effect or which may be effected on its behalf, in connection with its use of the Dossiers under the terms of this Agreement. Notwithstanding the provisions of this Clause 5.6 Nycomed shall have the rights to the Dossiers as set out in Clause 19.3 only.

5.7	Each of Nycomed and KSB shall use all reasonable endeavours to procure and maintain the maximum period of data exclusivity in each part of the Territory in respect of Dossiers filed by Nycomed in connection with any application for or the maintenance of any Marketing Authorisations for any Products in the Territory.

5.8	To the extent applicable, Nycomed shall apply for Price and Reimbursement Approvals with the relevant authorities, in connection with any Marketing Authorisation.

6.	EXPLOITATION

6.1	KSB hereby grants to Nycomed the sole and exclusive licence to market, promote, distribute, sublicense and sell the First Indication Product and the Second Indication Product and any Agreed Indication Product, during the Term throughout the Territory.

6.2	Notwithstanding the provisions of Clause 6.1, Nycomed acknowledges that:

6.2.1	any Sub-licence shall be granted in respect of particular countries in the Territory only and it shall not sub-licence all its rights and obligations under this Agreement; and

6.2.2	notwithstanding the appointment of any Sub-licensee, or the exploitation of any rights granted to Nycomed, by any Nycomed Affiliate, Nycomed shall remain solely responsible for the performance of its obligations under the terms of this Agreement.

6.3	The exclusivity granted to Nycomed in respect of each Product shall continue for the Royalty Term in respect of such Product only.

6.4

Not less than 60 days prior to the anticipated Launch Date of a Product and thereafter on November 1 of each year, Nycomed shall provide to KSB an annual marketing plan outlining the positioning of such Product, sales materials, trade show support and educational campaigns for the Product in each part of the Territory and a sales forecast for the year covered by such annual marketing plan. KSB and Nycomed shall discuss each annual marketing plan in good faith and Nycomed shall consider in good faith any amendments to such Marketing Plan proposed by KSB. For the avoidance of doubt any and all marketing material, market information and other information furnished to KSB by Nycomed under this Clause 6.4 shall remain the sole property of Nycomed (in accordance with Clause 14).

6.5	Subject to Clause 5.3.3, Nycomed shall throughout the Term, at its own cost, use all commercially reasonable efforts to:

6.5.1	effect Commercial Launch of each Product in each part of the Territory as soon as reasonably possible after obtaining a Marketing Authorisation for such part of the Territory in respect of such Product;

6.5.2	initiate, extend, develop, promote and maximise sales of the Products in each country of the Territory and not to do anything which may hinder or interfere with such sales;

6.5.3	achieve the sales forecasts contained in the relevant annual marketing plan;

6.5.4	allocate such promotional and sales resources and such technical support for the promotion, marketing and sales of a Product as may reasonably be required to maximise sales of such Products throughout the Territory.

6.6	Nycomed agrees and undertakes to market, sell and distribute the Products in the Territory entirely in accordance with the relevant Marketing Authorisation(s) and any other applicable laws, restrictions and regulations.

6.7	KSB shall provide technical assistance in respect of the Product to Nycomed’s personnel as may reasonably be required and to the extent that KSB has the requisite information, in connection with the marketing and sale of the Products by Nycomed.

6.8	Without prejudice to the generality of Clause 6.5 and subject to KSB fulfilling its obligations under the Supply Agreement, Nycomed undertakes to achieve * (“Minimum Sales”):

*

In the event that any independent market research in respect of the Product is commissioned and paid for by Nycomed, Nycomed shall promptly deliver to the Indications Committee a copy of such market research report. In the event that any such independent market research delivered to the Indications Committee does not support the Minimum Sales set out above, Nycomed may request an amendment to this Clause 6.8 to revise the levels of Minimum Sales. Within 60 days of provision of such independent market research report to KSB, the Parties agree to negotiate in good faith such revisions to Minimum Sales as may be appropriate in the light of the conclusions of the independent market research and other information available to the Parties at the time of such review.

6.9	In the event that Nycomed shall fail to achieve Minimum Sales in any Year and shall not within 30 days of the end of such Year effect payment to KSB of the shortfall between the Royalty KSB would have received on the Minimum Sales for such Year and the Royalty actually paid to KSB in respect of such Year, KSB may by notice in writing served within 6 months of the end of the relevant Year, terminate the exclusivity granted to Nycomed under Clause 6.1 in respect of such Product and may thereafter appoint an additional licensee for the Territory or itself market and sell such Product in the Territory. Notwithstanding termination of such exclusivity this Agreement shall continue thereafter in accordance with its terms unamended.

6.10	Notwithstanding the provision of Clause 5.3, Nycomed may at any time by 30 (thirty) days’ notice in writing to KSB determine that it does not wish to continue to retain rights in respect of the Product granted to it under this Agreement in respect of any specified country in the Territory. Forthwith on expiry of such notice:

6.10.1	the definition of Territory for all purposes under this Agreement shall be amended to exclude such specified country; and

6.10.2	all rights of Nycomed in respect of such specified country shall cease and Nycomed shall cease any exploitation of the Product in such country; and

6.10.3	Nycomed shall allow KSB to cross-reference the file relating to the Products held by the relevant Regulatory Authority for the purpose of transferring the Market Authorisation (if any) for the Products in such country to KSB or as it may nominate; and

6.10.4	Nycomed shall take such action and execute such agreements and instruments as may reasonably be required by KSB to transfer rights in respect of such country to any Trademark used on the Product in such country, to KSB; and

6.10.5	for the avoidance of doubt, thereafter this Agreement shall continue unamended in accordance with its terms in respect of the Territory, as amended by deletion of such country.

7.	PRODUCT SAFETY AND LIABILITY

7.1	In accordance with its obligations as the holder of the Marketing Authorisation for the Product in the Territory, Nycomed shall maintain the central database for the Territory regarding all adverse drug reactions, suspected adverse drug reactions and other medical and technical information relevant to the safety of the Products and otherwise all Pharmacovigilance obligations.

7.2	Within thirty days of the Effective Date each Party shall appoint a primary liaison person (the “Medical Affairs Liaison”) to communicate with each other with regard to information to be exchanged pursuant to this Clause 7.

7.3	During the period from the Dossier Delivery Date, KSB shall inform Nycomed of any adverse drug reaction or suspected adverse drug reaction affiliated with a Product anywhere in the world about which KSB obtains information in accordance with the following:

7.3.1	any serious adverse drug reaction information obtained by KSB shall be reported to Nycomed’s Medical Affairs Liaison by telephone or in writing within five Business Days after initial determination by KSB that the adverse drug reaction is serious and any non serious adverse drug reaction information within 90 days after the initial receipt by KSB of the information;

7.3.2	KSB’s reports shall contain any relevant information reasonably required by Nycomed and shall also be sufficient in content to meet the requirements of CIOMS I expedited adverse drug reaction reports and ICH periodic drug safety updates.

7.4	During the Term, Nycomed shall inform KSB of any adverse drug reaction or suspected adverse drug reaction affiliated with a Product in the Territory about which Nycomed obtains information in accordance with the following:

7.4.1	any serious adverse drug reaction information obtained by Nycomed shall be reported to KSB’s Medical Affairs Liaison by telephone or in writing within five Business Days after initial determination by Nycomed that the adverse drug reaction is serious and any non serious adverse drug reaction information within 90 days after the initial receipt by Nycomed of the information;

7.4.2	Nycomed’s reports shall contain any relevant information reasonably required by KSB and shall also be sufficient in content to meet the requirements of CIOMS I expedited adverse drug reaction reports and ICH periodic drug safety updates.

7.5	In accordance with its obligations as the holder of the Marketing Authorisation for the Product in the Territory, Nycomed shall have responsibility for investigating adverse drug reactions and for reporting them to the relevant Regulatory Authorities, where appropriate, in accordance with the laws and regulations of the Territory and for effecting any required safety updates in the Territory. Each Party shall promptly deliver to the other all correspondence which it receives from any Regulatory Authorities relating to the safety of the Products except for procedural, non-substantive communications.

7.6	KSB shall insure the Products against all product liability claims arising in respect of Product supplied by KSB to Nycomed for sale in the Territory, whether for faulty design, faulty manufacture or otherwise.

8.	MANUFACTURING AND SUPPLY

8.1	The Parties will enter into a Supply Agreement, to be negotiated in good faith and entered into by the parties within 90 (ninety) days of the Effective Date substantially in the form of the draft agreement contained in Schedule 2.

8.2	KSB acknowledges that KSB’s agreement and undertaking to the supply of Product to Nycomed under the terms of the Supply Agreement is essential and a condition precedent to Nycomed entering into this License Agreement and to enable Nycomed to perform its obligations under the terms of this Agreement and to exercise its rights under the terms of this Agreement and acknowledges that any material or repeated breach of KSB’s obligations under the Supply Agreement (including any such breach arising by reason of Force Majeure circumstances under Clause 18 of the Supply Agreement) shall constitute a breach of this Agreement for the purposes of Clause 18.2 and otherwise.

8.3	It is acknowledged that Product will be supplied under the Supply Agreement at a price calculated as 10% of net sales price, with net sales price being as defined in detail in the Supply Agreement.

9.	INTELLECTUAL PROPERTY

9.1	In the event that the Product is held in a suit or proceeding to infringe any Intellectual Property rights or misappropriate any trade secrets of a third party and the use of such Product is enjoined in any part of the Territory, or KSB reasonably believes (after consultation with Nycomed) that the Product is likely to be found to infringe or constitute a misappropriation or likely to be so enjoined in any part of the Territory, KSB shall, at its sole cost and expense, either

9.1.1	procure for Nycomed the right to continue distributing the Product; or

9.1.2	modify the Product so that it becomes non-infringing,

and shall indemnify Nycomed against all costs and expenses reasonably and directly incurred by Nycomed by reason of any such infringement or enjoinder (including any and all costs reasonably and directly incurred in connection with any determination of patent infringement such as a patent position paper, and any and all costs reasonably and directly incurred in Nycomed’s preparing for any litigation initiated against Nycomed in this connection.)

9.2

KSB will defend and maintain at its cost the Product Patents in the Territory where such Product Patents are registered in the name of KSB, for the full term thereof including any available SPCs in respect of any Product Patent Provided that KSB shall not be required to defend or maintain any such KSB Product Patent where it is advised by experienced senior Patent Counsel that the prospects of success do not justify the expenditure thereon, subject always to KSB consulting with Nycomed and taking into account Nycomed’s comments thereon, before ceasing to maintain or defend any Product Patent. In respect of those Product Patents registered in the name of KSB’s licensor, KSB shall use all reasonable endeavours to procure that the licensor shall maintain and defend such licensor Product Patents, and KSB shall notify and consult with Nycomed in the event that such licensor fails to or indicates that it no longer intends to, defend or maintain any such licensor Product Patents in the Territory.

9.3	KSB warrants and undertakes as at the Effective Date;

9.3.1	that it has all such rights in respect of Intellectual Property existing in the Products (including the Product Patents) as may reasonably be required to grant rights to the Products to Nycomed under the terms of this Agreement; to enable Nycomed to effect filing of a Dossier for Marketing Authorisations in the Territory and to enable Nycomed to promote, market and sell the Products in the Territory;

9.3.2	that so far as KSB is aware the exploitation by Nycomed of the Products in the Territory shall not infringe any third party rights (including Intellectual Property rights) existing in the Territory; and

9.3.3	that so far as KSB is aware, there are no Patents issued in any country in the Territory or any other prior art which invalidates or would invalidate any of the Product Patents in the Territory.

10.	TRADEMARKS AND PACKAGING

10.1	KSB hereby grants to Nycomed the exclusive right to use the KSB Trademark in connection with the Products only, in the Territory, free of further payment, for the Term.

10.2	Nycomed may in its sole discretion (subject always to the terms of this Clause 10) select a single Trademark for each country in the Territory for use on each Product. Nycomed shall be the proprietor of the Trademark and shall notify KSB of its choice of Trademark (or its intent to use the KSB Trademark) on effecting first filing for a Marketing Authorisation and shall notify KSB in the event that it is required by any Regulatory Authority to amend or change such Trademark (or the KSB Trademark).

10.3	Nycomed shall not use any trademark or name on or in connection with the Products other than the KSB Trademark or a Trademark and any Nycomed Trademark without the prior approval of KSB, such approval not to be unreasonably withheld or delayed. No Trademark shall include, or be confusingly similar to the KSB Trademark, any Nycomed Trademark, or any existing KSB proprietary mark or logo.

10.4	Nycomed shall not use in its business (other than in connection with the Products) any other trademark confusingly similar to the Trademark or KSB Trademark and shall not use the Trademark or KSB Trademark as or as part of any corporate or trading name of Nycomed or any Nycomed Affiliate.

10.5	Nycomed undertakes:

10.5.1	to develop and design labelling and packaging for the Product in the Territory at its sole cost and expense Provided Always that the general quality, design and content of such labelling, packaging and any information supplied with the Product by Nycomed shall be subject to prior approval by KSB, such approval not to be unreasonably withheld or delayed. Nycomed acknowledges that notwithstanding any such approval, Nycomed shall be solely responsible for the form and content of labelling and packaging of the Products and compliance with its obligations under this Clause 10; and

10.5.2	not to use any misleading statements or misrepresentations on the Product packaging and to comply in all respects with all local regulations and laws and the Marketing Authorisations in connection with Product labelling, packaging and the information provided thereon.

10.6	Upon expiry of the Term, or as provided in Clause 19.3, Nycomed shall have a continuing right to use the KSB Trademark on the Products in the Territory only and shall have a continuing right to use any Trademark in such manner as it considers appropriate. For the avoidance of doubt, the Nycomed Trademarks shall remain at all times the sole property of Nycomed and KSB shall have no rights therein.

10.7	KSB shall maintain at its cost the registrations of the KSB Trademark held by it in the Territory.

10.8	KSB shall at Nycomed’s request and at Nycomed’s cost, take all such actions as Nycomed may reasonably require to defend the KSB Trademark in the Territory.

11.	REPRESENTATIONS, WARRANTIES AND AUTHORITY

11.1	Nycomed undertakes:

11.1.1	not to represent itself to any third party as the legal agent of KSB in any manner and clearly to indicate in all correspondence and dealings relating directly or indirectly to the sale or other disposition of Products under this Agreement that it is acting as principal; and

11.1.2	not to bind or purport to bind or indicate any authority to bind KSB (or otherwise any KSB Affiliate) to any contract whatsoever; and

11.1.3	Save for the KSB name as it appears on the packaging of the Products (as manufacturer) and any use of the KSB Trademark under Clause 10, not to use any corporate name or logo of KSB (or of any KSB Affiliate) in any manner whatsoever; and

11.1.4	not to incur any liability on behalf of and in the name of KSB or in any way pledge or purport to pledge KSB’s credit or accept any order or make any contract binding upon KSB or give or make or purport to give or make any promises representations warranties or guarantees with reference to the Products on behalf of KSB except such as are expressly authorised by KSB in writing.

11.2	Nycomed hereby confirms that nothing contained in this Agreement shall give or be deemed to give it any authority to negotiate the sale or purchase of the Products on behalf of and in the name of KSB or to negotiate and conclude such transactions on behalf of or in the name of KSB.

11.3	Nycomed shall be solely responsible for the acts and omissions of its employees and representatives and its Affiliates and Sub-licensors in connection with the performance of its rights and obligations under this Agreement.

12.	PAYMENTS

12.1	In consideration of the rights granted hereunder to the First Indication Product Nycomed shall pay to KSB:

12.1.1	the sum of US$ * (US dollars) within 5 Business Days of Effective Date; and

12.1.2	within 5 Business Days of the Filing Date of the First Indication Product;

(a)	if the Filing Date occurs on or before December 31, 2006, the sum of US$ * (US dollars); or

(b)	if the Filing Date occurs after December 31, 2006, but before December 31, 2007, the sum of US$ * (US dollars); or

(c)	if the Filing Date occurs after December 31, 2007, the sum of US$ * (US dollars); and

12.1.3	the sum of US$ * US dollars) within 5 Business Days of the Launch Date of the First Indication Product; and

12.1.4	a royalty equal to * of Net Sales in respect of the First Indication Product in respect of each country of the Territory during the Royalty Term in respect of the First Indication Product (after deduction of Submission Costs (if any) under Clause 5.3.2);

subject to deduction of the EMEA Submission Costs (if any) under the terms of Clause 4.9.

12.2	In respect of the rights granted hereunder in respect of the Second Indication Product Nycomed shall pay to KSB, provided that KSB has commenced and continued development of the Second Indication Product in accordance with the Second Development Plan:

12.2.1	upon the first occasion that aggregate Net Sales of all Products in any 12 month, period exceeds US$ * (US dollars) the sum of US$ * US dollars); and

12.2.2	thereafter upon the first occasion that aggregate Net Sales of all Products in any 12 month period commencing subsequent to the date on which the sum under

Clause 12.2.1 becomes due exceed US$ * (US dollars) the sum of US$ * (US dollars); and

12.2.3	a royalty equal to * of Net Sales in respect of the Second Indication Product in respect of each country of the Territory for the Royalty Term in respect of the Second Indication Product.

12.3	Each party shall notify the other promptly of any determination, filing or approval which would trigger a payment by Nycomed to KSB under Clauses 12.1.1, 12.1.2 or 12.1.3 or 12.2.1 or 12.2.2 and the amount of the payment required. KSB shall, after such notification, invoice Nycomed for such amount and Nycomed shall pay such amount to KSB within 30 days of receipt of such invoice. Payments under Clause 12.2.1 and 12.2.2 shall be due within 30 days of the end of the Quarter in which the relevant aggregate Net Sales shall be achieved (as calculated by reference to all statements delivered by Nycomed to KSB under Clause 13.1) and shall be paid in accordance with Clause 13.

12.4	In respect of the Third Indication, in the event that it becomes an Agreed Indication, Nycomed shall pay the sums due under Clause 16.

13.	PAYMENT: GENERAL

13.1	Nycomed shall prepare a statement in respect of each Quarter which shall show for the Quarter in question the aggregate Net Sales. Such statement shall be submitted to KSB within 30 days of the end of the Quarter to which it relates together with remittance for the Royalties in respect of such Quarter. Upon receipt of such statement and payment KSB shall invoice Nycomed for the sums paid.

13.2	Nycomed shall during the Term keep true and accurate records of all Net Sales and books of account containing all the data necessary for the calculation of Royalties and other payments due under this Agreement. Such records and books of account shall, on reasonable notice having been given by KSB, be open during normal working hours on any Business Day for inspection by KSB or its duly authorised representative. In the event that any such inspection reveals an underpayment of Royalties in excess of 5%, the cost of such inspection shall be borne by Nycomed and Nycomed shall pay such underpayment promptly upon receipt of an invoice in respect of the same, together with interest in accordance with Clause 13.3.

13.3	Without prejudice to KSB’s rights of termination under Clause 18 of this Agreement, if any Royalty or any part thereof is overdue Nycomed shall pay interest thereon at an annual rate (but with interest accruing on a daily basis) at two per cent above LIBOR, such interest to run from the date upon which payment of such sum became due until payment thereof in full together with such interest by Nycomed (whether before or after any judgement).

13.4	All sums due to either party under this Agreement:

13.4.1	are, unless otherwise expressly stated, exclusive of any Value Added Tax or equivalent sales tax which shall be payable (if applicable) on submission by the recipient of valid Value Added Tax invoices in respect thereof; and

13.4.2	shall be paid in full without deduction of withholding taxes, charges and other duties except insofar as the recipient shall be capable of obtaining a full credit therefor. The parties agree to co-operate in all respects necessary to take advantage of such double taxation agreements as may be available.

13.5	All Milestones shall be paid in United States Dollars. All Royalties or other sums (excluding Milestones) payable under this Agreement shall be paid in Euros. Where any Royalties or other sums falling due in any period covered by the written statements referred to in Clause 13.1 are calculated in a currency other than Euros, they shall be converted into Euros by reference to:

13.5.1	the exchange rate applying when the monies are actually converted into Euros if this occurs during the period covered by the written statement referred to in Clause 13.1; or

13.5.2	in the event the monies are not actually converted into Euros, the exchange rate of European Central Bank in Frankfurt, Germany on the last day of the Quarter covered by the written statement referred to in Clause 13.1; and

13.5.3	in respect of the Costs paid by Nycomed under Clause 2.5, such US dollar amounts shall be converted into Euro as at the date upon which the payment under Clause 2.5 is due or the sum under Clause 2.5 is calculated.

14.	CONFIDENTIALITY

14.1	Each Party (“the Receiving Party”) undertakes that in relation to all confidential information of the other Party (“the Disclosing Party”) which may be within or come into its possession in connection with or arising from this Agreement or which it may generate in reliance on any confidential information so disclosed (such confidential information of KSB to include all information relating to the Products and to include all Product Data, CMC Data and the Dossier, and such confidential information of Nycomed to include all market and financial information supplied under Clause 6.4 or otherwise (collectively “Confidential Information”), the Receiving Party will keep the same secret and confidential, will use the same only to extent as may reasonably be required in connection with the performance of its obligations under this Agreement and will not at any time for any reason whatsoever disclose or permit the same to be disclosed to any third party (save only as provided in Clauses 14.3, 14.4 and 14.8).

14.2	The obligations of confidentiality contained in this Clause 14 shall not extend to any part of the Confidential Information of the Disclosing Party which the Receiving Party can show by documentary evidence:-

14.2.1	shall (otherwise than by reason of any default by the Receiving Party) become freely available to the general public: or

14.2.2	was legally in the possession or control of the Receiving Party prior to the date upon which it was received from the Disclosing Party, free of any obligation of confidentiality; or

14.2.3	came into the possession or control of the Receiving Party legally from a third party free of any obligation of confidentiality and otherwise than by reason of any breach of any obligation of confidentiality owed by such third party to the Disclosing Party subsequent to the date of this Agreement.

Provided that, for the avoidance of doubt, the Product Data shall be considered to be Confidential Information of KSB, notwithstanding Clauses 14.2.2 and 14.2.3.

14.3	In the event that a Receiving Party is required at any time whilst it shall retain any Confidential Information of a Disclosing Party under the terms of this Agreement by any relevant law or regulation to disclose all or any part of such Confidential Information:

14.3.1	it shall forthwith notify the Disclosing Party of such part of its Confidential Information as may be required to be disclosed by law, the extent to which such disclosure is required and the circumstances in which such disclosure is required or effected pursuant to any applicable law; and

14.3.2	it shall keep the Disclosing Party informed of the extent and nature of such disclosure; and

14.3.3	it shall ensure that any party to whom all or any part of the Confidential Information is disclosed by reason of any disclosure required by law is made fully aware of the confidentiality obligations attaching to such Confidential Information and shall (insofar as is possible) procure an equivalent obligation of confidentiality from any such party.

14.4	Notwithstanding the provisions of Clause 14.1 each Party shall be entitled to disclose Confidential Information of the Disclosing Party to its agents, representatives, employees and consultants (collectively “Third Party Recipients”) to the extent necessary to facilitate the performance of its obligations hereunder and as may be required to exercise the rights granted to it hereunder provided that any such disclosure is limited only to what is necessary to effect the same and it shall procure that any Third Party Recipient shall be bound by obligations of confidentiality substantially similar to the provisions of this Clause 14.

14.5	The Parties undertake to continue to comply with the provisions of the Confidentiality Agreement dated 1 July 2001 Provided that in the event of any ambiguity or discrepancy between this Agreement and the Confidentiality Agreement the terms of this Agreement shall prevail.

14.6	Neither Party shall issue any press release or communication to be published by or in the media in any manner concerning the subject matter of this Agreement without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed).

14.7	If any announcements concerning the transaction contemplated by this Agreement or any ancillary matter is required of a Party by law or any securities exchange or regulatory or governmental body to which either Party is subject or otherwise reasonably required to be made by any Party in connection with information supplied to its shareholders from time to time, the announcement shall only be made after consultation with and the prior agreement of the other Party as to the terms and timetable for publication of any announcement (such consultation or prior agreement to be sought within a reasonable timescale and not to be unreasonably withheld or delayed by the other Party).

14.8	Either Party may provide to potential investors, lenders or acquirors who have a need to know confidential information in order to assess the status of their investment in such party or to determine whether to invest in such party, provided that (i) the information is of a type customarily disclosed to investors, lenders or acquirors and (ii) the investors, lenders or acquirors to whom the information is disclosed are bound by obligations of confidentiality and non-use with respect to such information at least as stringent as those set forth within this Clause 14.

14.9	The obligations of both parties under this Clause 14 shall remain in force for the Term and continue thereafter for a period of five years.

15.	RESTRICTIONS

15.1	For the period of five years from Launch Date in the EU, Nycomed shall not and it shall procure that no Nycomed Affiliate shall in the Territory engage directly or indirectly in the development, manufacture, use, sale, promotion or distribution of any product or technology whose principal use is for the therapy of human brain cancers and that acts through a similar Mode of Action.

15.2	In the event that either Party reasonably considers that upon the second anniversary of Launch Date in the EU, the market share of the Product in the EU shall exceed 30% of the total market for products similar to the Product, the Parties shall meet to review and amend the provisions of Clause 15.1 in such manner as may be agreed.

15.3	Clause 15.1 shall not prevent Nycomed from being engaged in the development, manufacture, use, sale, promotion or distribution of any product or technology that is not competitive with, but may be used in conjunction with, the Products.

15.4	Nycomed acknowledges and accepts that the restriction set out in Clause 15.1 is a necessary commercial and practical restriction having regard to the nature of the rights being granted to Nycomed and its obligations under this Agreement.

16.	THIRD INDICATION

16.1	No initial milestone payment shall be due on acquisition by Nycomed of rights in respect of the Third Indication.

16.2	The Indications Committee shall meet within 60 days of completion of such studies (by KSB at its sole cost and expense) as the Development Committee considers to be required to be effected before the start of a Phase III Study in respect of the Third Indication Product (the “Initial Studies”) to consider and agree conduct of Market Research by an independent third party market research organisation (identified and agreed by the Indications Committee) to evaluate use of the Third Indication Product in the Territory using information obtained from such Phase I Study and the Phase II Study . The costs of such Market Research shall be borne in equal shares by the Parties.

16.3	Upon the delivery of the results of the Market Research the Indications Committee shall review the anticipated Market Potential for the Third Indication Product as determined in the Market Research. In the event that the anticipated Market Potential for the Third Indication Product in the Territory exceeds US$ 30,000,000 (thirty million); the Third Indication Product shall become an Agreed Indication and shall be developed by the Parties and licensed to Nycomed fully in accordance with the terms of this Clause 16 and this Agreement.

16.4	The parties shall as soon as reasonably practicable following the date of the Third Indication Product becoming an Agreed Indication, consult and collaborate in the determination of the Third Development Plan specifying the Phase III Study Clinical Trial program together with a timetable for all required actions for the completion of the Dossier, the anticipated Filing Date for the Third Indication Product and the Budget therefore. Each of Nycomed and KSB shall use best endeavours to agree the Third Development Plan. It is acknowledged that a Development Committee for the Third Indication Product shall be constituted and meet to discuss the Third Indication Product and the anticipated Third Development Plan, prior to it becoming an Agreed Indication, for the purposes of considering the nature and extent of the Initial Studies and to enable KSB to consult and take account of the views of Nycomed in the design and conduct of the Initial Studies.

16.5	The Third Development Plan shall be conducted in accordance with Clause 4 and the Budget for the Third Development Plan shall be as set out therein.

16.6	The costs of the conduct of the Third Development Plan shall be borne by KSB Provided that Nycomed shall pay * of the Costs incurred in the Phase III Study in respect thereof.

16.7	It is confirmed and acknowledged that the Phase III Study in respect of the Third Development Plan shall not commence unless and until the Dossier Delivery Date and neither party shall be under any obligation to incur any cost in respect of such Phase III Study unless and until the Dossier Delivery Date.

16.8

The Indications Committee shall meet promptly upon completion of the Phase III Study in the Third Development Plan to consider and agree conduct of further Market Research by an independent third party market research organisation (identified and agreed by the Indications Committee) to evaluate use of the Third Indication Product in the Territory using the information obtained in such Phase III Study. The costs of such Market Research shall be borne in equal shares by the Parties. Upon delivery of the results of such further Market Research the Indications Committee shall review the anticipated Market Potential for the Third Indication Product as determined in such Market Research.

In the event that the anticipated Market Potential for the Third Indication Product in the Territory exceeds US$ 30,000,000 (thirty million) only:

16.8.1	the terms of this Agreement shall continue to apply in all respects to the Third Indication Product as an Agreed Indication Product;

16.8.2	Nycomed shall pay to KSB milestones in respect of the Third Indication Product, such milestones to be paid;

(a)	within 5 Business Days of the Filing Date in respect of the Third Indication Product; and

(b)	within 5 Business Days of the Launch Date in respect of the Third Indication Product (the “Second Milestone”);

Such milestones to be calculated by reference to the sums paid under Clauses 12.1.2 and 12.1.3 adjusted pro rata to reflect a comparison of the anticipated Market Potential for the First Indication Product (as assessed prior to the Effective Date and agreed by the Parties at US$67,000,000 (sixty seven million)) and the anticipated Market Potential for the Third Indication Product such that if the anticipated Market Potentials are identical the payments shall be as set out in Clause 12.1.2 band 12.1.3 subject to adjustment of the Second Milestone (if applicable) under Clause 16.9; and

16.8.3	Nycomed shall pay KSB a royalty equal to * of Net Sales in respect of such Third Indication Product in respect of each country of the Territory during the Royalty Term in respect of such Third Indication Product.

In the event that the anticipated Market Potential for the Third Indication Product in the Territory is less than US$30,000,000, the Third Indication Product shall cease to be an Agreed Indication Product under the terms of this Agreement and Clause 16.10 shall apply.

16.9	At any time prior to the expiry of a period of two months after grant of a Marketing Authorisation by the EMEA in respect of the Third Indication Product Nycomed may request that the Indications Committee meets to consider and agree conduct of further Market Research by an independent third party market research organisation (identified and agreed by the Indications Committee) to evaluate use of the Third Indication Product in the Territory using the information obtained from the EMEA relating to the labelling and approved indication of the Third Indication Product. Upon the delivery of the results of such further Market Research the Indications Committee shall review the anticipated Market Potential for the Third Indication Product as determined in such Market Research. In the event that such further Market Research indicates a Market Potential for the Third Indication Product:

16.9.1	varying by more than 15% (plus or minus) the Market Potential as determined by the Market Research conducted under Clause 16.8;

(a)	the costs of such Market Research shall be borne in equal shares by the parties; and

(b)	the Second Milestone shall be adjusted pro rata to reflect a comparison of the anticipated Market Potential for the First Indication Product (as assessed prior to the Effective Date and agreed by the Parties at US$67,000,000 (sixty seven million)) and the revised anticipated Market Potential for the Third Indication Product, such that if the anticipated Market Potentials are identical the payment shall be as set out in Clause 12.1.3;

16.9.2	varying by less than 15% (plus or minus) the Market Potential as determined by the Market Research conducted under Clause 16.8;

(a)	the costs of such Market Research shall be borne solely by Nycomed; and

(b)	the Second Milestone shall be paid at the amount determined under Clause 16.8.2.

For the avoidance of doubt the Second Milestone shall be paid by Nycomed on the due date under Clause 16.8.2 notwithstanding any further Market Research being conducted at the request of Nycomed under this Clause 16.9 and in the event that it is subsequently determined that the Second, Milestone be adjusted under Clause 16.9.1 each Party undertakes promptly to make such payment to the other party as may be required to effect such adjustment. For the avoidance of doubt the Royalty under Clause 16.8.3 shall continue unamended.

16.10	In the event that;

(a)	the Third Indication Product shall not become an Agreed Indication under the terms of Clause 16.3; or

(b)	shall not continue to be subject to the terms of this Agreement under Clause 16.8;

Nycomed shall thereafter have no right, title, interest in or license to the Third Indication Product; and KSB shall not thereafter develop use or exploit any Third Indication Product in the Territory without the prior consent in writing of Nycomed such consent not to be unreasonably withheld or delayed in the event that upon any request for consent Nycomed does not wish to designate such Third Indication Product as an Agreed Indication under the terms of this Clause 16 and this Agreement.

17.	OTHER INDICATIONS

17.1

The development and exploitation of the Product in any Other Indications shall be negotiated in good faith at the request of either Party and each Party undertakes promptly to notify the other Party in the event that it becomes aware of any other Indication. In such good faith negotiations the Parties may agree that any such Product in an Other

Indication may be an Agreed Indication Product upon such terms under this Agreement as may be agreed.

18.	TERMINATION

18.1	This Agreement shall commence on the date hereof and continue thereafter unless terminated by either party under Clauses 18.2 and 18.3 in respect of each Product for the term of the exclusivity granted in respect of such Product under Clause 6.3 (“the Term”).

18.2	Either party (as the case may be) (“the Non Defaulting Party”) will be entitled to terminate this Agreement forthwith by notice in writing if:-

18.2.1	the other party (“the Defaulting Party”) commits a material breach of its obligations under this Agreement which (if capable of remedy) is not remedied within 60 days of written notice requiring it to be remedied being received by the Defaulting Party; or

18.2.2	the Defaulting Party becomes unable to pay its debts as they become due in the ordinary course of business or goes into either compulsory or voluntary liquidation (except for the purposes of reconstruction or amalgamation previously notified to and approved by the Non-Defaulting Party (such approval not to be unreasonably withheld or delayed)) or a receiver or administrator receiver is appointed in respect of the whole or any part of its assets or it is the subject of any petition for the appointment of an administrator or if it makes or proposes any assignment or arrangement for the benefit of its creditors generally or shall otherwise become subject to or seek relief under any law relating to insolvency in any jurisdiction relevant to the Defaulting Party.

18.3	Nycomed may terminate this Agreement by service of three months’ notice in writing on KSB at any time during the Term.

19.	CONSEQUENCES OF TERMINATION

19.1	In the event of termination by KSB of this Agreement under Clauses 18.2 or 26.2 or termination by Nycomed under Clause 18.3, Nycomed shall forthwith as at the effective date of termination:

19.1.1	return to KSB the Dossier; and all Product Data (including all copies thereof) and any other documents, materials, data or information within its possession or control containing or evidencing any Intellectual Property of KSB and all KSB Confidential Information; and

19.1.2	subject only to Clause 19.6, cease all exploitation and marketing of Products provided always that Nycomed shall be entitled to continue to sell Products for a period of six calendar months thereafter in order to fulfill existing orders only (subject always to payment of Royalties) and provided that Nycomed shall not sell such stock in a manner detrimental to the market for Products in the Territory;

19.1.3	give or procure for KSB access to all data filed in connection with the Marketing Authorisations for the Products in the Territory;

19.1.4	allow KSB to cross-reference the file relating to the Products held by each relevant Regulatory Authority for the purpose of transferring the Marketing Authorisation for the Products in the Territory to KSB or as it may nominate;

19.1.5	subject to Nycomed’s right to sell its stocks of Products pursuant to Clauses 19.1.2 and 19.6, transfer the adverse event database for the Products relating to the Territory to KSB;

19.1.6	take all such action and execute such agreements and instruments as may reasonably be required by KSB to transfer all Trademarks to KSB for a nominal consideration and cease all use of the Trademarks and the KSB Trademark;

19.1.7	in the event of termination during a Development Plan, where Nycomed is undertaking any Nycomed Clinical Trials use all reasonable endeavours to effect an orderly transfer to KSB (or as it may direct) of the management and conduct of any such Nycomed Clinical Trials and continue to effect such Nycomed Clinical Trials for and on behalf of KSB until such time as such orderly transfer can be effected;

and Nycomed acknowledges that in the event of such termination it shall not be entitled to any reimbursement or repayment of any sums paid to KSB under the terms of this Agreement prior to the effective date of termination.

19.2	In the event of termination by Nycomed under Clauses 18.2.1, 18.2.2 or under Clause 26.2, prior to the Launch Date of the First Indication Product, Nycomed may at its option either proceed under this Clause 19.2 or apply the terms of Clause 19.3 and if it elects to proceed under this Clause 19.2;

19.2.1	Nycomed shall forthwith at the effective date of termination return to KSB the Dossier; and all Product Data (and all copies thereof) and any other documents, materials, data or information within its possession or control containing or evidencing any Intellectual Property of KSB and all KSB Confidential Information;

19.2.2	Nycomed shall give or procure for KSB access to all data filed in connection with the Marketing Authorisations for the Products in the Territory;

19.2.3	Nycomed shall allow KSB to cross-reference the file relating to the Products held by each relevant Regulatory Authority for the purpose of transferring any application for a Marketing Authorisation for the Products in the Territory to KSB or as it may nominate;

19.2.4

in the event of termination during a Development Plan, where Nycomed is undertaking any Nycomed Clinical Trials, Nycomed shall use all reasonable endeavours to effect an orderly transfer to KSB (or as it may direct) of the management and conduct of any such Nycomed Clinical Trials; and continue to effect such Nycomed Clinical Trials for and on behalf of KSB until such time as such orderly transfer can be effected;

19.2.5	Nycomed shall take all such action and execute such agreements and instruments as may reasonably be required by KSB to transfer all Trademarks to KSB for a nominal consideration and cease all use of the Trademarks and the KSB Trademark; and

19.2.6	KSB shall within 90 (ninety) days of the effective date of termination repay in full to Nycomed all sums paid by Nycomed to KSB under Clauses 12.1 or 16 or in respect of any contribution to Costs prior to the effective date of termination; and

19.2.7	Nycomed shall have no further or continuing right title or interest in or licence to the Product.

19.3	In the event of termination by Nycomed under Clauses 18.2.1, 18.2.2 or under Clause 26.2 after the Launch Date of the First Indication Product, or prior to Launch Date, if Nycomed elects to proceed under this Clause 19.3, notwithstanding such termination;

19.3.1	Nycomed shall retain its rights to promote, market and sell Products under Clause 6.1, subject always to payment of milestones and royalties and the provisions of Clauses 6.1, 6.2 and 6.3 shall continue as may be appropriate in connection with Nycomed’s exploitation of the Products and the provisions of Clauses 12 and 13 shall continue to apply as may be appropriate in connection with such continuing payment obligations, but in all other respects this Agreement shall terminate in accordance with the terms of this Clause 19;

19.3.2	KSB shall take such action and execute such agreements and instruments as may be reasonably required by Nycomed to transfer the KSB Trademark and all associated goodwill in the KSB Trademark in the Territory to Nycomed for a reasonable nominal consideration corresponding to the out of pocket costs, such as fees, connected with the transfer;

19.3.3	In the event of termination during any Development Plan KSB shall transfer to Nycomed all Product Data relevant to the Development Plan in its possession as at the date of termination and Nycomed shall be entitled to proceed with development of such Product in the Territory; and

19.3.4	Nycomed shall thereafter be entitled to use any Dossier and any Product Data in such manner in the Territory as may reasonably be required by it to exercise its rights under Clause 5.1 and KSB shall deliver copies of all Product Data to Nycomed;

Provided that for the avoidance of doubt any such termination shall be without prejudice and shall not affect, limit or restrict the rights of Nycomed against KSB for contractual damages arising from breach of contract prior to the effective date of termination and/or such termination.

19.4	Upon the expiry of the Term by effluxion of time Nycomed shall;

19.4.1	thereafter have a fully paid irrevocable perpetual license and right to market, promote and distribute and sell the Product throughout the Territory; and

19.4.2	thereafter have a continuing exclusive license to use the KSB Trademark on the Products in the Territory only in so far as it has been used by Nycomed on the Products during the Term; and

19.4.3	retain all rights to any Trademark and KSB shall have no interest in any such Trademark.

19.5	Upon the expiry of the Term by effluxion of time the Parties shall negotiate in good faith such arrangements in accordance with the terms of Clause 10 of the Supply Agreement as may reasonably be required by Nycomed to ensure continuity of supply of Product to it. Upon termination of this Agreement by Nycomed under Clause 18.2.1 or 18.2.2, after the first Launch Date it is acknowledged that the provisions of the Supply Agreement shall apply and under the terms thereof Nycomed may either at its option require KSB to continue to effect supply of Product or exercise its right to obtain technology transfer such that it may manufacture or have manufactured on its behalf Product to satisfy demand therefore in the Territory.

19.6	Notwithstanding termination of this Agreement, pending transfer of the Marketing Authorisations in accordance with the terms of Clauses 19.1 or 19.3, each Party shall as reasonably requested by the other Party take such action as may be reasonably required to ensure that supplies to patients within the Territory being treated with the Products are not interrupted.

19.7	Termination of or expiry of this Agreement for any cause shall not bring to an end:

19.7.1	the confidentiality obligations of the Parties hereunder; or

19.7.2	Nycomed’s obligation to pay Royalties (whether before or after termination) or other sums which have accrued to KSB up to and including the date of termination; or

19.7.3	any provision of this Agreement which in order for full effect to be given thereto needs to survive termination of this Agreement, and (for the avoidance of doubt) the provisions of Clauses 14, 25, 28 and 29 shall continue in full force and effect in accordance with their terms.

20.	ENTIRE AGREEMENT

20.1

Save for the Confidentiality Agreement dated 1 July 2001, this Agreement shall constitute the entire agreement between the parties in relation to its subject matter. Each party acknowledges that in entering into this Agreement it does not do so on the basis of and does not rely on any representation, warranty, or other provision except as expressly provided in this Agreement and all conditions, warranties and other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law Provided that nothing in this Agreement should be construed as limiting or excluding liability for fraud.

20.2	The Agreement may be executed in more than one counterpart and shall come into force once each party has executed a counterpart in identical form and exchanged it with the other party.

21.	ASSIGNMENT

Neither Party shall assign, charge or transfer this Agreement to a third party without the written consent of the other, which consent shall not unreasonably be withheld or delayed provided always that either Party may assign or transfer this Agreement (in whole but not in part) to any Affiliate without obtaining the prior consent of the other provided that the performance by its Affiliate of its obligations hereunder is guaranteed by the assignor and the assignor gives prior written notice to the other Party of such assignment.

22.	STATUS

22.1	Neither party is authorised to act as the agent of the other for any purpose whatsoever and neither party shall on behalf of the other enter into, or make, or purport to enter into or make or represent that it has any authority to enter into or make any representation or warranty.

22.2	Nothing in this Agreement shall be deemed to constitute a partnership or joint venture between the parties and neither of the parties shall do or suffer to be done anything whereby it might be represented as a partner of the other party.

22.3	Each of the parties shall bear its own costs and expenses incidental to the preparation, negotiation and execution of this Agreement.

23.	AMENDMENT AND WAIVER

23.1	Any agreement to amend, vary or modify the terms of this Agreement in any manner shall be valid only if the amendment, variation or modification is effected in writing and signed by duly authorised representatives of each of the parties hereto.

23.2	No delay by either party in enforcing any of the provisions of this Agreement shall be deemed a waiver of that party’s right subsequently to enforce such provision.

24.	SEVERANCE

24.1	If any term or provision or any part thereof contained herein shall be declared or become unenforceable invalid or illegal in any respect under the law of any relevant jurisdiction:

24.1.1	such term or provision or part thereof shall be deemed to have been severed from the remaining terms of this Agreement and the terms and conditions hereof shall remain in full force and effect as if this Agreement had been executed without the offending provision appearing herein; and

24.1.2	the parties shall endeavour to agree an amendment which to the fullest extent possible will give lawful effect to their intentions as expressed in any term or provision severed under Clause 24.1.1.

25.	NOTICES

25.1	Any notice required to be given under this Agreement shall be in writing and delivered by hand and/or sent by airmail post or by courier or facsimile (in the case of facsimile to be confirmed in writing within two Business Days of being sent by such notice being delivered or sent by hand, airmail post or courier as aforesaid). The address for service of each party shall be as follows:

KSB:

Xenova Biomedix Limited

957 Buckingham Avenue

Slough

Berks

SL1 4NL

Attn. Chief Executive Officer

Fax no.: 1753 706640

Nycomed:

Nycomed Holding A/S

Langebjerg 1

4000 Roskilde

Denmark

Attn. Chief Executive Officer

Fax No: +45 4675 4272

notice shall be deemed to have been served as follows:

25.1.1	if delivered by hand, at the time of delivery;

25.1.2	If delivered by courier, the expiration of two Business Days after the envelope containing the same was delivered into the custody of the courier service;

25.1.3	if posted by airmail, at the expiration of five Business Days after the envelope containing the same was delivered into the custody of the postal authorities;

25.1.4	if sent by facsimile and transmission is automatically acknowledged, at the expiration of two hours after the same was despatched;

except that if a notice or other communication would be deemed to be delivered under the above provisions on a day that is not a Business Day in the country of receipt or after 5.00 pin in that country, then it shall be deemed instead to have been delivered at 9.00 am on the next Business Day in that country.

25.2	In proving service of any notice, it shall be sufficient to show that delivery by hand was made, or in the case of postal or courier delivery, that the envelope containing the communication was properly addressed and delivered into the custody of the postal authorities as a prepaid airmail letter or into the custody of the courier as a prepaid courier package or, in the case of a facsimile, by production of a confirmatory transmission report.

26.	FORCE MAJEURE

26.1	In the event that the performance of the obligations of either Party is prevented, restricted or hindered by any event of Force Majeure such Party:

26.1.1	shall not be liable to the other Party for any damages arising from any breach of the terms of this Agreement caused by Force Majeure or any damages arising in respect of termination by the other Party under Clause 26.2; and

26.1.2	shall immediately serve notice in writing on the other party specifying the nature of the Force Majeure circumstances, their effect upon its performance of this Agreement and the period of time in which they are anticipated to apply; and

26.1.3	shall use its reasonable endeavours to overcome the Force Majeure and resume its proper performance of its obligations under this Agreement.

26.2	If the circumstances referred to in Clause 26.1 prevail for a continuous period in excess of three (3) months, the Party notified of such circumstances (not the Party serving such notice under Clause 26.1.2) may, without prejudice to any other rights or remedies which may be available to it, terminate this Agreement with immediate effect by giving written notice of termination to the other. In the event of any such termination by either Party, subject to Clause 26.1.1, the provisions of Clause 19.1, 19.2 and 19.3 shall apply.

27.	THIRD PARTY RIGHTS

27.1	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

28.	DISPUTE RESOLUTION

28.1	Within seven Business Days of either party becoming aware of any dispute relating in any manner to this Agreement or the terms hereof it shall prepare and submit to the Chief

Executive Officer or such other senior manager as may be nominated from time to time for such purpose (“CEOs”) of each of the parties a memorandum or statement setting out its position in respect of the matter in dispute and its reasons for adopting that position. The other party shall within seven Business Days of receipt of the memorandum or statement prepare and submit to the other party a memorandum or statement setting out like particulars on its own behalf and the CEOs shall consider the dispute in the light of those statements.

28.2	If the CEOs agree upon the resolution of the dispute they shall issue a joint statement setting out the agreed terms and shall exercise and powers available to them to procure that the agreed terms are fully and promptly carried into effect.

28.3	If the dispute is not resolved or disposed of in accordance with this Clause 28, within 30 days of compliance with the terms of Clause 28.1, or if either party shall fail to comply with the terms of Clause 28.2, either party may proceed by notice in writing request mediation in accordance with the provisions of Clause 28.4.

28.4	If either party by notice in writing under Clause 28.3 invokes mediation, the CEOs shall agree upon a mediator who shall be a national of a member state of the EU, shall be fluent in the English language and shall have appropriate knowledge and experience of the EU pharmaceutical industry. Each party shall propose a list of up to five names within 10 Business Days of the date of the written notice invoking mediation. Each such name proposed shall be of an independent third party with appropriate experience and expertise. If any of the names are the same the parties shall agree upon a mediator from the names they have jointly proposed. If none of the names are the same the party who initiates mediation shall select a mediator from the list provided by the non-initiating party. All lists of mediators shall include a full resume for each mediator named on the list. The parties shall complete the process of selecting a mediator within 15 Business Days of the date of the written notice invoking mediation. If the parties are unable to reach a mediated resolution within 30 Business Days after selection of the mediator, the provisions of Clause 29.2 shall apply.

29.	LAW AND JURISDICTION

29.1	Any controversy or claim of whatsoever nature arising out of or relating in any manner whatsoever to this Agreement or any breach of any terms of this Agreement shall be governed by and construed in all respects in accordance with the laws of England.

29.2	Each party hereby irrevocably acknowledges and agrees that the Courts of England shall have non-exclusive jurisdiction to resolve any controversy or claim of whatsoever nature arising out of or relating in any manner to this Agreement, any terms of this Agreement or any breach of this Agreement or any such terms.

IN WITNESS WHEREOF the Parties have executed this Agreement on the date set out above.